Via Facsimile and U.S. Mail
Mail Stop 03-09


May 10, 2005


Ms. Melissa Lueke
Vice President and Chief Financial Officer
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, Ohio 45244

Re:	Meridian Bioscience, Inc.
	Form 10-K for the fiscal year ended September 30, 2004
	File No. 000-14902

Dear Ms. Lueke:

	We have reviewed your filing and have the following comments. We have limited our review of the above referenced filing to only those issues addressed. Where our comments call for disclosure, we think you should amend your documents in response to these comments.
In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your Form 10-K for September 30, 2004 and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment and we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of ...

Critical Accounting Policies

Revenue Recognition, page 26

1. We believe that your disclosure related to estimates that reduce gross revenue, such as estimated rebates and cash discounts, could be improved as follows, as applicable:

a. Please disclose the nature and amount of each accrual at the balance sheet date. In addition, please disclose the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual. This disclosure could be a range of reasonably likely amounts or other type of sensitivity analysis.

b. Please disclose the factors that you consider in estimating each accrual, such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of new products.

c. To the extent that information you consider in b. is quantifiable, please disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, please consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d. If applicable, please discuss any shipments made as a result of incentives and/or in excess of your customer`s ordinary course of business inventory level. Please discuss your revenue recognition policy for such shipments.

e. You should consider disclosing a roll forward of the accrual for each estimate for each period presented showing the following:

* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance.

f. In your discussion of results of operations for the period to period revenue comparisons, please discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, such as estimated rebates and cash discounts, including the effect that changes in your estimates of these items had on your revenues and operations.

Item 8.  Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements

 (5)  Income Taxes, page 45

2. We noted that your tax provisions take into consideration the judgmental nature of certain tax positions. Please clarify for us what you mean by this disclosure and tell us why disclosure under SFAS 5 particularly paragraph 10 is not necessary. Further with respect to your disclosure in MD&A under critical accounting estimates, provide us your analysis as to why you concluded that reasonably likely changes in these estimates would not be material to not only financial position but also to operations and cash flows.

(7)  Major Customers and Segment Data, page 49

3. In your discussion of net sales in your MD&A under Results of Operations, we noted that sales for your US Diagnostics segment and for your Life Science segment each resulted from the sale of different types of products. However, you do not appear to disclose the amount of sales from these products and it is unclear how these products are similar. As such, please clarify for us how you have complied with the disclosures required by paragraph 37 of SFAS 131.

Item 15.  Exhibits and Financial Statement Schedules, page 55

4. We noted that you specifically incorporated by reference certain portions of your Annual Report to Shareholders, such as the selected financial data required by Item 6. While you indicated that these portions were filed as Exhibit 13, we did not note the filing of this
Exhibit. Please file this Exhibit or clarify for us how it was filed.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.





In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Oscar Young, Senior Accountant, at (202) 942-2902 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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Ms. Melissa Lueke
Meridian Bioscience, Inc.
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